CHUBB GROUP OF INSURANCE COMPANIES                DECLARATIONS
                                                  FINANCIAL INSTITUTION
15 Mountain View Road, Warren, New Jersey 07059   BOND FORM B

NAME OF ASSURED (including its SUBSIDIARIES):     Bond Number: 81911329

HIGHLAND CAPITAL MANAGEMENT, L.P.                 FEDERAL INSURANCE COMPANY
                                                  Incorporated under the laws of
13455 NOEL ROAD, SUITE 800                        Indiana a stock insurance
DALLAS, TEX 75240                                 company herein called the
                                                  COMPANY

                                                  Capital Center,
                                                  251 North Illinois,
                                                  Suite 1100 Indianapolis,
                                                  IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on May 2, 2006
                       to 12:01 a.m. on May 2, 2007

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $3,000,000

ITEM 3. SINGLE LOSS LIMITS OF LIABILITY - DEDUCTIBLE AMOUNTS:

        The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If "NOT COVERED" is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

                                   SINGLE LOSS          DEDUCTIBLE
        INSURING CLAUSE            LIMIT OF LIABILITY   AMOUNT
        ---------------            ------------------   ----------
        1. Dishonesty
           A. Employee             $3,000,000           $50,000
           B. Trade or Loan        $3,000,000           $50,000
           C. Partner              $3,000,000           $50,000
        2. On Premises             $3,000,000           $50,000
        3. In Transit              $3,000,000           $50,000
        4. Forgery or Alteration   $3,000,000           $50,000
        5. Extended Forgery        $3,000,000           $50,000
        6. Counterfeit Money       $3,000,000           $50,000
        7. Computer System         $3,000,000           $50,000
        8. Facsimile Signature     $  100,000           $10,000

ITEM 4. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

        Amended Extended Forgery 17-02-5497
        Texas Amendatory 17-02-1429
        Name of Assured Endorsement 17-02-0949

ITEM 5. ORGANIZATIONS TO BE NOTIFIED OF TERMINATION:
        Highland Capital Management, L.P.

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

           W. ANDREW MACAN                          THOMAS MOTAMED
-------------------------------------   ----------------------------------------
              Secretary                                President


Countersigned by                                    ROBERT HAMBURGER
                 --------------------   ----------------------------------------
                                                Authorized Representative


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                          Page 1 of 1

                                 The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Dishonesty                       1.   A.   Employee

                                           Loss resulting directly from
                                           dishonest acts, other than stated in
                                           1.B. below, of any EMPLOYEE,
                                           committed alone or in collusion with
                                           others except with a director or
                                           trustee of the ASSURED who is not an
                                           EMPLOYEE, which result in improper
                                           personal financial gain to either
                                           such EMPLOYEE or other natural person
                                           acting in collusion with such
                                           EMPLOYEE, or which acts were
                                           committed with the intent to cause
                                           the ASSURED to sustain such loss.

                                      B.   Trade or Loan

                                           Loss resulting directly from
                                           dishonest acts of any EMPLOYEE,
                                           committed alone or in collusion with
                                           others except with a director or
                                           trustee of the ASSURED who is not an
                                           EMPLOYEE, which arises totally or
                                           partially from:

                                           (1)  any TRADE, or

                                           (2)  any LOAN,

                                           provided, however, the ASSURED shall
                                           first establish that the loss was
                                           directly caused by dishonest acts of
                                           any EMPLOYEE which result in improper
                                           personal financial gain to such
                                           EMPLOYEE and which acts were
                                           committed with the intent to cause
                                           the ASSURED to sustain such loss.

                                           Notwithstanding the foregoing, when a
                                           loss is covered under this INSURING
                                           CLAUSE and the EMPLOYEE was acting in
                                           collusion with others and intended to
                                           receive improper personal financial
                                           gain, but said EMPLOYEE failed to
                                           derive such improper personal
                                           financial gain, such loss will
                                           nevertheless be covered under this
                                           INSURING CLAUSE as if the EMPLOYEE
                                           had obtained such improper personal
                                           financial gain provided that the
                                           ASSURED establishes that the EMPLOYEE
                                           intended to receive such improper
                                           personal financial gain.

                                      C.   Partner

                                           Loss, in excess of the FINANCIAL
                                           INTEREST IN THE ASSURED of a PARTNER,
                                           resulting directly from dishonest or
                                           fraudulent acts of such PARTNER,
                                           committed alone or in collusion with
                                           others, which acts must be committed
                                           with the intent:

                                           (1)  to cause the ASSURED to sustain
                                                such loss, and

                                           (2)  to obtain improper personal
                                                financial gain for such PARTNER
                                                and which acts in fact result in
                                                such PARTNER obtaining such
                                                gain.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                         Page 1 of 20

INSURING CLAUSES

Dishonesty                            For the purpose of this INSURING CLAUSE,
(continued)                           improper personal financial gain shall not
                                      include salary, salary increases,
                                      commissions, fees, bonuses, promotions,
                                      awards, profit sharing, incentive plans,
                                      pensions or other emoluments received by a
                                      PARTNER or EMPLOYEE.

On Premises                      2.   Loss of PROPERTY resulting directly from:

                                      a.   robbery, burglary, misplacement,
                                           mysterious unexplainable
                                           disappearance, damage or destruction,
                                           or

                                      b.   false pretenses, or common law or
                                           statutory larceny, committed by a
                                           natural person while on the premises
                                           of the ASSURED,

                                      while the PROPERTY is lodged or deposited at premises located anywhere.

                                      Those premises of depositories maintained by a stock exchange in which the ASSURED is a member shall be deemed to be premises of the ASSURED but only as respects loss of CERTIFICATED SECURITIES.

                                      CERTIFICATED SECURITIES held by such
                                      depository shall be deemed to be PROPERTY to the extent of the ASSURED'S interest therein as effected by the making of appropriate entries on the books and records of such depository.

In Transit                       3.   Loss of PROPERTY resulting directly from
                                      common law or statutory larceny,
                                      misplacement, mysterious unexplainable
                                      disappearance, damage or destruction,
                                      while the PROPERTY is in transit anywhere:

                                      a.   in an armored motor vehicle,
                                           including loading and unloading
                                           thereof,

                                      b.   in the custody of a natural person
                                           acting as a messenger of the ASSURED,
                                           or

                                      c.   in the custody of a TRANSPORTATION
                                           COMPANY and being transported in a
                                           conveyance other than an armored
                                           motor vehicle provided, however, that
                                           covered PROPERTY transported in such
                                           manner is limited to the following:

                                           (1)  written records,

                                           (2)  CERTIFICATED SECURITIES issued
                                                in registered form, which are
                                                not endorsed or are
                                                restrictively endorsed, or

                                           (3)  NEGOTIABLE INSTRUMENTS not
                                                payable to bearer, which are not
                                                endorsed or are restrictively
                                                endorsed.

                                      Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                         Page 2 of 20

INSURING CLAUSES
(continued)

Forgery Or Alteration            4.   Loss resulting directly from:

                                      a.   FORGERY on, or fraudulent material
                                           alteration of, any NEGOTIABLE
                                           INSTRUMENT (other than an EVIDENCE OF
                                           DEBT), ACCEPTANCE, WITHDRAWAL ORDER
                                           or receipt for the withdrawal of
                                           PROPERTY, CERTIFICATE OF DEPOSIT or
                                           LETTER OF CREDIT, or

                                      b.   transferring, paying or delivering
                                           any funds or other PROPERTY, or
                                           establishing any credit or giving any
                                           value in reliance on any written
                                           instructions to the ASSURED
                                           authorizing or acknowledging the
                                           transfer, payment, delivery or
                                           receipt of funds or other PROPERTY
                                           which instructions fraudulently
                                           purport to bear the handwritten
                                           signature of any customer of the
                                           ASSURED, financial institution, or
                                           EMPLOYEE, but which instructions
                                           either bear a FORGERY or have been
                                           fraudulently materially altered
                                           without the knowledge and consent of
                                           such customer, financial institution,
                                           or EMPLOYEE.

                                      For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery                 5.   Loss resulting directly from the ASSURED
                                      having, in good faith, for its own account
                                      or the account of others:

                                      a.   acquired, sold or delivered, given
                                           value, extended credit or assumed
                                           liability, in reliance on any
                                           original

                                           (1)  CERTIFICATED SECURITY,

                                           (2)  deed, mortgage or other
                                                instrument conveying title to,
                                                or creating or discharging a
                                                lien on, real property,

                                           (3)  EVIDENCE OF DEBT,

                                           (4)  INSTRUCTION which

                                                i.   bears a FORGERY, or

                                                ii.  is fraudulently materially
                                                     altered, or

                                                iii. is lost or stolen, or

                                      b.   guaranteed in writing or witnessed
                                           any signature on any transfer,
                                           assignment, bill of sale, power of
                                           attorney, or endorsement upon or in
                                           connection with any item listed in
                                           a.(1) through a.(4) above, or

                                      c.   acquired, sold or delivered, or given
                                           value, extended credit or assumed
                                           liability in reliance on any item
                                           listed in a.(1) or a.(2) above which
                                           is a COUNTERFEIT ORIGINAL.

                                      Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                         Page 3 of 20

INSURING CLAUSES

Extended Forgery                 For the purpose of this INSURING CLAUSE, a
(continued)                      mechanically reproduced facsimile signature is
                                 treated the same as a handwritten signature.

Counterfeit Money                6.   Loss resulting directly from the receipt
                                      by the ASSURED in good faith of any
                                      counterfeit MONEY.

Computer System                  7.   Loss resulting directly from fraudulent:

                                      a.   entries of data into, or

                                      b.   changes of data elements or programs
                                           within,

                                      a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                           (1)  funds or other property to be
                                                transferred, paid or delivered,

                                           (2)  an account of the ASSURED or of
                                                its customer to be added,
                                                deleted, debited or credited, or

                                           (3)  an unauthorized account or a
                                                fictitious account to be debited
                                                or credited.

Facsimile Signature              8.   Loss resulting directly from any issuer of
                                      securities, transfer agent, bank, banker
                                      or trust company having received from the
                                      ASSURED or the New York Stock Exchange,
                                      specimen copies of the ASSURED'S
                                      mechanically reproduced facsimile
                                      signature and having acted in reliance
                                      upon any false, fraudulent or unauthorized
                                      reproduction of such facsimile signature,
                                      whether such facsimile signature is the
                                      facsimile signature duly adopted by the
                                      ASSURED or is one resembling or purporting
                                      to be such facsimile signature, regardless
                                      of by whom or by what means the same may
                                      have been imprinted, and whether or not
                                      such loss is sustained by reason of the
                                      ASSURED having entered into an agreement
                                      to be legally liable when such facsimile
                                      signature or one resembling or purporting
                                      to be such facsimile signature is used,
                                      provided, however, that

                                      a.   such facsimile signature is used

                                           (1)  as the signature to an
                                                assignment or other instrument
                                                authorizing or effecting the
                                                transfer of shares of stock, or
                                                other registered securities,
                                                which may now or at any time
                                                hereafter be registered in the
                                                name of the ASSURED on the books
                                                of the association, company or
                                                corporation issuing the same, or

                                           (2)  as the signature to a power of
                                                substitution, designating a
                                                substitute or substitutes to
                                                make the actual transfer on the
                                                books of the issuer of shares of
                                                stock, or other registered
                                                securities, in respect of which
                                                the ASSURED may now or at any
                                                time hereafter be named as an
                                                attorney to effect said
                                                transfer, whether said power of
                                                substitution is embodied in an
                                                endorsement on the certificate
                                                for said shares of stock or
                                                other registered security or in
                                                a separate instrument, and

                                      b.   the New York Stock Exchange has not
                                           interposed any objections to the use
                                           by the ASSURED of such facsimile
                                           signature and such agreement, if any,
                                           was required by the said Exchange as
                                           a condition to its failing to
                                           interpose any such objections, and


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                         Page 4 of 20

INSURING CLAUSES

Facsimile Signature                   c.   this INSURING CLAUSE 8. shall not
(continued)                                apply to any CERTIFICATED SECURITY
                                           which is a COUNTERFEIT ORIGINAL.

GENERAL AGREEMENTS
Joint Assured                    A.   Only the first named ASSURED shall be
                                      deemed to be the sole agent of the others
                                      for all purposes under this Bond,
                                      including but not limited to the giving or
                                      receiving of any notice or proof required
                                      to be given and for the purpose of
                                      effecting or accepting any amendments to
                                      or termination of this Bond. Each and
                                      every other ASSURED shall be conclusively
                                      deemed to have consented and agreed that
                                      none of them shall have any direct
                                      beneficiary interest in or any right of
                                      action under this Bond and neither this
                                      Bond nor any right of action shall be
                                      assignable.

                                      Knowledge possessed or discovery made by any ASSURED shall constitute knowledge possessed or discovery made by all of the ASSUREDS for the purposes of this Bond.

                                      All losses and other payments, if any,
                                      payable by the COMPANY shall be payable to the first named ASSURED without regard to such ASSURED'S obligations to others, and the COMPANY shall not be responsible for the application by the first named ASSURED of any payment made by the COMPANY. If the COMPANY agrees to and makes payment to any ASSURED other than the one first named, such payment shall be treated as though made to the first named ASSURED. The
                                      COMPANY shall not be liable for loss
                                      sustained by one ASSURED to the advantage of any other ASSURED.

Representations Made By          B.   The ASSURED represents that all
Assured                               information it has furnished in the
                                      APPLICATION for this Bond or otherwise is
                                      complete, true and correct. Such
                                      APPLICATION and other information
                                      constitute part of this Bond.

                                      The ASSURED must promptly notify the
                                      COMPANY of any change in any fact or
                                      circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                      Any intentional misrepresentation,
                                      omission, concealment or incorrect
                                      statement of a material fact, in the
                                      APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or            C.   If the ASSURED, while this Bond is in
Employees - Consolidation,            force, merges or consolidates with, or
Merger Or Purchase Or                 purchases or acquires assets or
Acquisition Of Assets Or              liabilities of another institution, the
Liabilities - Notice To               ASSURED shall not have the coverage
Company                               afforded under this Bond for loss which
                                      has:

                                      (1)  occurred or will occur on premises,

                                      (2)  been caused or will be caused by any
                                           employee, or


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                         Page 5 of 20

GENERAL AGREEMENTS

Additional Offices Or                 (3)  arisen or will arise out of the
Employees - Consolidation,                 assets or liabilities,
Merger Or Purchase Or
Acquisition Of Assets Or              of such institution, unless the ASSURED:
Liabilities - Notice To
Company                               a.   gives the COMPANY written notice of
(continued)                                the proposed consolidation, merger or
                                           purchase or acquisition of assets or
                                           liabilities prior to the proposed
                                           effective date of such action, and

                                      b.   obtains the written consent of the
                                           COMPANY to extend some or all of the
                                           coverage provided by this Bond to
                                           such additional exposure, and

                                      c.   on obtaining such consent, pays to
                                           the COMPANY an additional premium.

                                      Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

                                           i.   the assets shall not exceed ten
                                                percent (10%) of the ASSURED'S
                                                assets,

                                           ii.  there shall be neither any paid
                                                nor pending Bond claim for the
                                                three (3) year period prior to
                                                the date of acquisition, and

                                           iii. the ASSURED is not aware of any
                                                disciplinary action or
                                                proceeding by State or Federal
                                                officials involving the acquired
                                                institution as of the date of
                                                acquisition.

                                      The COMPANY further agrees that as
                                      respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and
                                      ii. above are met. As respects such
                                      acquisition or assumption of assets and/or liabilities, coverage applies only to a SINGLE LOSS fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a SINGLE LOSS must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

Change Of Control -              D.   The ASSURED shall notify the COMPANY at
Notice To Company                     the earliest practical moment, not to
                                      exceed sixty (60) days, after the ASSURED
                                      learns of a change of control.

                                      There shall be no coverage under this Bond for any loss involving a PARTNER or a stockholder or affiliated group of stockholders that acquires control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                         Page 6 of 20

GENERAL AGREEMENTS

Change Of Control -                   As used in this General Agreement, control
Notice To Company                     means the power to determine the
(continued)                           management or policy of a controlling
                                      holding company or of the ASSURED by
                                      virtue of partnership interest or voting
                                      stock ownership. A change in control, for
                                      the purpose of the required notice, means:

                                      (1)  a change of twenty-five (25%) percent
                                           in the FINANCIAL INTEREST IN THE
                                           ASSURED or PARTNERS due to a
                                           realignment of such PARTNERS'
                                           percentage interest, or

                                      (2)  a change in ownership of voting stock
                                           or voting rights which results in
                                           direct or indirect ownership by a
                                           stockholder or an affiliated group of
                                           stockholders of ten (10%) percent or
                                           more of such stock or voting rights.

Notice To Company Of Legal       E.   The ASSURED shall notify the COMPANY at
Proceedings Against Assured -         the earliest practical moment, not to
Election To Defend                    exceed sixty (60) days after the ASSURED
                                      receives notice, of any legal proceeding
                                      brought to determine the ASSURED'S
                                      liability for any loss, claim or damage
                                      which, if established, would constitute a
                                      collectible loss under this Bond.
                                      Concurrent with such notice, and as
                                      requested thereafter, the ASSURED shall
                                      furnish copies of all pleadings and
                                      pertinent papers to the COMPANY.

                                      The COMPANY may, at it sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                      If the COMPANY elects to defend all or
                                      part of any legal proceeding, the court
                                      costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under the applicable INSURING
                                      CLAUSE of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

                                      If the COMPANY declines to defend the
                                      ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Nominees                         F.   Loss sustained by any nominee organized by
                                      the ASSURED for the purpose of handling
                                      certain of the ASSURED'S business
                                      transactions and composed exclusively of
                                      its EMPLOYEES shall, for all purposes
                                      under this Bond and whether any partner of
                                      the nominee is concerned or implicated in
                                      such loss, be deemed to be loss sustained
                                      by the ASSURED.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                         Page 7 of 20

CONDITIONS AND LIMITATIONS

Definitions                      1.   As used in this Bond:

                                      a.   ACCEPTANCE means a draft which the
                                           drawee has, by signature written on
                                           it, engaged to honor as presented.

                                      b.   CERTIFICATE OF DEPOSIT means an
                                           acknowledgment in writing by a
                                           financial institution of receipt of
                                           MONEY with an engagement to repay it.

                                      c.   CERTIFICATED SECURITY means a share,
                                           participation or other interest in
                                           property of, or an enterprise of, the
                                           issuer or an obligation of the
                                           issuer, which is:

                                           (1)  represented by an instrument
                                                issued in bearer or registered
                                                form, and

                                           (2)  of a type commonly dealt in on
                                                securities exchanges or markets
                                                or commonly recognized in any
                                                area in which it is issued or
                                                dealt in as a medium for
                                                investment, and

                                           (3)  either one of a class or series
                                                or by its terms divisible into a
                                                class or series of shares,
                                                participations, interests or
                                                obligations.

                                      d.   COMPUTER SYSTEM means a computer and
                                           all input, output, processing,
                                           storage, off-line media libraries,
                                           and communication facilities which
                                           are connected to the computer and
                                           which are under the control and
                                           supervision of the operating
                                           system(s) or application(s) software
                                           used by the ASSURED.

                                      e.   COUNTERFEIT ORIGINAL means an
                                           imitation of an actual valid original
                                           which is intended to deceive and be
                                           taken as the original.

                                      f.   EMPLOYEE means:

                                           (1)  an officer of the ASSURED,

                                           (2)  a natural person while in the
                                                regular service of the ASSURED
                                                at any of the ASSURED'S premises
                                                and compensated directly by the
                                                ASSURED through its payroll
                                                system and subject to the United
                                                States Internal Revenue Service
                                                Form W-2 or equivalent income
                                                reporting plans of other
                                                countries, and whom the ASSURED
                                                has the right to control and
                                                direct both as to the result to
                                                be accomplished and details and
                                                means by which such result is
                                                accomplished in the performance
                                                of such service,

                                           (3)  a guest student pursuing studies
                                                or duties in any of the
                                                ASSURED'S premises,

                                           (4)  an attorney retained by the
                                                ASSURED and an employee of such
                                                attorney while either is
                                                performing legal services for
                                                the ASSURED,

                                           (5)  a natural person provided by an
                                                employment contractor to perform
                                                employee duties for the ASSURED
                                                under the ASSURED'S supervision
                                                at any of the ASSURED'S
                                                premises,

                                           (6)  an employee of an institution
                                                merged or consolidated with the
                                                ASSURED prior to the effective
                                                date of this Bond, or

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                         Page 8 of 20

CONDITIONS AND LIMITATIONS

Definitions                                (7)  a director or trustee of the
(continued)                                     ASSURED, but only while
                                                performing acts within the scope
                                                of the customary and usual
                                                duties of any officer or other
                                                employee of the ASSURED or while
                                                acting as a member of any
                                                committee duly elected or
                                                appointed to examine or audit or
                                                have custody of or access to
                                                PROPERTY of the ASSURED.

                                           Each employer of persons as set forth
                                           in f.(4) or f.(5) preceding and the
                                           partners, officers and other
                                           employees of such employers shall
                                           collectively be deemed to be one
                                           person for the purpose of Section
                                           1.s. below, and in the event of
                                           payment under this Bond, the COMPANY
                                           shall be subrogated to the ASSURED'S
                                           rights of recovery, as stated in
                                           Section 11., against any such
                                           employer.

                                           EMPLOYEE does not mean any agent,
                                           broker, factor, commission merchant,
                                           independent contractor not specified
                                           in f.(4) or f.(5) preceding,
                                           intermediary, finder or other
                                           representative of the same general
                                           character who is not on the ASSURED'S
                                           payroll system or who is not subject
                                           to the ASSURED'S reporting to the
                                           United States Internal Revenue
                                           Service on a Form W-2 or equivalent
                                           income reporting plans of other
                                           countries.

                                      g.   EVIDENCE OF DEBT means an instrument,
                                           including a NEGOTIABLE INSTRUMENT,
                                           executed by a customer of the ASSURED
                                           and held by the ASSURED, which in the
                                           regular course of business is treated
                                           as evidencing the customer's debt to
                                           the ASSURED.

                                      h.   FINANCIAL INTEREST IN THE ASSURED
                                           includes the financial interest of
                                           the ASSURED'S general partner(s) or
                                           limited partner(s) included as
                                           PARTNER under this Bond, committing
                                           dishonest acts covered by this Bond
                                           or concerned or implicated in such
                                           acts, and means:

                                           (1)  as respects general partners,
                                                the value of all right, title
                                                and interest of such general
                                                partner(s), determined as of the
                                                close of business on the date of
                                                discovery of loss covered by
                                                this Bond, in the aggregate of:

                                                (a)  the "net worth" of the
                                                     ASSURED which, for the
                                                     purposes of this Bond,
                                                     shall be deemed to be the
                                                     excess of its total assets
                                                     over its total liabilities,
                                                     without adjustment to give
                                                     effect to loss covered by
                                                     this Bond (except that
                                                     credit balances and
                                                     equities in proprietary
                                                     accounts of the ASSURED,
                                                     which shall include capital
                                                     accounts of partners,
                                                     investment and trading
                                                     accounts of the ASSURED,
                                                     participations of the
                                                     ASSURED in joint accounts,
                                                     and accounts of partners
                                                     which are covered by
                                                     agreements providing for
                                                     the inclusion of equities
                                                     as partnership property,
                                                     shall not be considered as
                                                     liabilities) with
                                                     securities, spot
                                                     commodities, commodity
                                                     future contracts in such
                                                     proprietary accounts and
                                                     all other assets marked to
                                                     market or fair value and
                                                     with adjustment for profits
                                                     and losses at the market of
                                                     contractual commitments for
                                                     such proprietary accounts
                                                     of the ASSURED, and


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                         Page 9 of 20

CONDITIONS AND LIMITATIONS

Definitions                                     (b)  the value of all other
(continued)                                          MONEY, securities and
                                                     property belonging to such
                                                     general partner(s), or in
                                                     which such general
                                                     partner(s) have pecuniary
                                                     interest, held by or in the
                                                     custody of and legally
                                                     available to the ASSURED as
                                                     set-off against loss
                                                     covered by this Bond,
                                                     provided,

                                           however, that if such "net worth"
                                           adjusted to give effect to loss
                                           covered by this Bond and such value
                                           of all other MONEY, securities and
                                           property as set forth in h.(1)(b)
                                           preceding, plus the amount of
                                           coverage afforded by this Bond on
                                           account of such loss, is not
                                           sufficient to enable the ASSURED to
                                           meet its obligations, including its
                                           obligations to its partners other
                                           than to such general partner(s), then
                                           the FINANCIAL INTEREST IN THE ASSURED
                                           of such general partner(s) shall be
                                           reduced in an amount necessary, or
                                           eliminated if need be, in order to
                                           enable the ASSURED on payment of loss
                                           under this Bond to meet such
                                           obligations, to the extent that such
                                           payment will enable the ASSURED to
                                           meet such obligations, without any
                                           benefit accruing to such general
                                           partner(s) from such payment, and

                                           (2)  as respects limited partners,
                                                the value of such limited
                                                partner's(s) investment in the
                                                ASSURED.

                                      i.   FORGERY means the signing of the name
                                           of another natural person with the
                                           intent to deceive but does not mean a
                                           signature which consists in whole or
                                           in part of one's own name, with or
                                           without authority, in any capacity
                                           for any purpose.

                                      j.   INITIAL TRANSACTION STATEMENT means
                                           the first written statement signed by
                                           or on behalf of the issuer of an
                                           UNCERTIFICATED SECURITY sent to the
                                           registered owner or registered
                                           pledgee containing:

                                           (1)  a description of the issue of
                                                which the UNCERTIFICATED
                                                SECURITY is a part, and

                                           (2)  the number of shares or units
                                                transferred to the registered
                                                owner, pledged by the registered
                                                owner to the registered pledgee,
                                                or released from pledge by the
                                                registered pledgee, and

                                           (3)  the name, address and taxpayer
                                                identification number, if any,
                                                of the registered owner and
                                                registered pledgee, and

                                           (4)  the date the transfer pledge or
                                                release was registered.

                                      k.   INSTRUCTION means a written order to
                                           the issuer of an UNCERTIFICATED
                                           SECURITY requesting that the
                                           transfer, pledge or release from
                                           pledge of the specified
                                           Uncertificated Security be
                                           registered.

                                      l.   LETTER OF CREDIT means an engagement
                                           in writing by a bank or other person
                                           made at the request of a customer
                                           that the bank or other person will
                                           honor drafts or other demands for
                                           payment in compliance with the
                                           conditions specified in the
                                           engagement.

                                      m.   LOAN means all extensions of credit
                                           by the ASSURED and all transactions
                                           creating a creditor or lessor
                                           relationship in favor of the ASSURED,
                                           including all purchase and repurchase
                                           agreements, and all transactions by
                                           which the ASSURED assumes an existing
                                           creditor or lessor relationship.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 10 of 20

CONDITIONS AND LIMITATIONS

Definitions                           n.   MONEY means a medium of exchange in
(continued)                                current use authorized or adopted by
                                           a domestic or foreign government as
                                           part of its currency.

                                      o.   NEGOTIABLE INSTRUMENT means any
                                           writing:

                                           (1)  signed by the maker or drawer,
                                                and

                                           (2)  containing an unconditional
                                                promise or order to pay a sum
                                                certain in MONEY and no other
                                                promise, order, obligation or
                                                power given by the maker or
                                                drawer, and

                                           (3)  is payable on demand or at a
                                                definite time, and

                                           (4)  is payable to order or bearer.

                                      p.   PARTNER means any general partner of
                                           the ASSURED and any limited partner
                                           of the ASSURED who is also employed
                                           by the ASSURED.

                                      q.   PROPERTY means any MONEY;
                                           CERTIFICATED SECURITY; INITIAL
                                           TRANSACTION STATEMENT; NEGOTIABLE
                                           INSTRUMENT; CERTIFICATE OF DEPOSIT;
                                           ACCEPTANCE; EVIDENCE OF DEBT;
                                           WITHDRAWAL ORDER; LETTER OF CREDIT;
                                           insurance policy; abstract of title,
                                           deed and mortgage on real estate;
                                           revenue and other stamps; precious
                                           metals in any form; and books of
                                           account and other records recorded in
                                           writing, but not data processing
                                           records or media.

                                      r.   SECURITIES means either CERTIFICATED
                                           SECURITIES or UNCERTIFICATED
                                           SECURITIES.

                                      s.   SINGLE LOSS means all covered loss,
                                           including court costs and attorneys'
                                           fees incurred by the COMPANY under
                                           General Agreement E., resulting from:

                                           (1)  any one act of burglary, robbery
                                                or attempt at either, in which
                                                no PARTNER or EMPLOYEE is
                                                implicated, or

                                           (2)  any one act or series of related
                                                acts on the part of any natural
                                                person resulting in damage,
                                                destruction, or misplacement of
                                                PROPERTY, or

                                           (3)  all acts other than those
                                                specified in s.(1) and s.(2),
                                                caused by any natural person or
                                                in which such person is
                                                implicated, or

                                           (4)  any one event not specified in
                                                s.(1), s.(2) or s.(3).

                                      t.   SUBSIDIARY means any organization
                                           that, at the inception date of this
                                           Bond, is named in the APPLICATION or
                                           is created during the BOND PERIOD and
                                           of which more than fifty percent
                                           (50%) of the outstanding securities
                                           or voting rights representing the
                                           present right to vote for election of
                                           directors is owned or controlled by
                                           the ASSURED either directly or
                                           through one or more of its
                                           subsidiaries.

                                      u.   TRADE means any purchase, exchange,
                                           or sale transaction, with or without
                                           knowledge of the ASSURED, whether or
                                           not represented by any indebtedness
                                           or balance shown to be due the
                                           ASSURED on any customer account,
                                           actual or fictitious.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 11 of 20

CONDITIONS AND LIMITATIONS

Definitions                           v.   TRANSPORTATION COMPANY means any
(continued)                                organization which provides its own
                                           or its leased vehicles for
                                           transportation or which provides
                                           freight forwarding or air express
                                           services.

                                      w.   UNCERTIFICATED SECURITY means a
                                           share, participation or other
                                           interest in property of or an
                                           enterprise of the issuer or an
                                           obligation of the issuer, which is:

                                           (1)  not represented by an instrument
                                                and the transfer of which is
                                                registered on books maintained
                                                for that purpose by or on behalf
                                                of the issuer, and

                                           (2)  of a type commonly dealt in on
                                                securities exchanges or markets,
                                                and

                                           (3)  either one of a class or series
                                                or by its terms divisible into a
                                                class or series of shares,
                                                participations, interests or
                                                obligations.

                                      x.   WITHDRAWAL ORDER means a
                                           non-negotiable instrument, other than
                                           an instruction, signed by a customer
                                           of the ASSURED authorizing the
                                           ASSURED to debit the customer's
                                           account in the amount of funds stated
                                           therein.

                                      For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -             2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses
                                      a.   loss not reported to the COMPANY in
                                           writing within sixty (60) days after
                                           termination of this Bond as an
                                           entirety;

                                      b.   loss due to riot or civil commotion
                                           outside the United States of America
                                           and Canada, or any loss due to
                                           military, naval or usurped power, war
                                           or insurrection. This Section 2.b.,
                                           however, shall not apply to loss
                                           which occurs in transit in the
                                           circumstances recited in INSURING
                                           CLAUSE 3., provided that when such
                                           transit was initiated there was no
                                           knowledge on the part of any person
                                           acting for the ASSURED of such riot,
                                           civil commotion, military, naval or
                                           usurped power, war or insurrection;

                                      c.   loss resulting from the effects of
                                           nuclear fission or fusion or
                                           radioactivity;

                                      d.   loss of potential income including,
                                           but not limited to, interest and
                                           dividends not realized by the ASSURED
                                           or by any customer of the ASSURED;

                                      e.   damages of any type for which the
                                           ASSURED is legally liable, except
                                           compensatory damages, but not
                                           multiples thereof, arising from a
                                           loss covered under this Bond;

                                      f.   any costs, fees and expenses incurred
                                           by the ASSURED:

                                           (1)  in establishing the existence of
                                                or amount of loss covered under
                                                this Bond, or

                                           (2)  as a party to any legal
                                                proceeding, even if such legal
                                                proceeding results in a loss
                                                covered by this Bond;

                                      g.   loss resulting from indirect or
                                           consequential loss of any nature;


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 12 of 20

CONDITIONS AND LIMITATIONS

General Exclusions -             h.   loss resulting from dishonest acts of
Applicable To All Insuring            any member of the Board of Directors
Clauses                               or Board of Trustees of the ASSURED
(continued)                           who is not an EMPLOYEE, acting alone
                                      or in collusion with others;

                                      i.   loss, or that part of any loss,
                                           resulting solely from any violation
                                           by the ASSURED or by any PARTNER or
                                           EMPLOYEE:

                                           (1)  of any law regulating:

                                                a.   the issuance, purchase or
                                                     sale of securities,

                                                b.   securities transactions on
                                                     security or commodity
                                                     exchanges or the over the
                                                     counter market,

                                                c.   investment companies,

                                                d.   investment advisors, or

                                           (2)  of any rule or regulation made
                                                pursuant to any such law;

                                      j.   loss of confidential information,
                                           material or data;

                                      k.   loss resulting from any actual or
                                           alleged:

                                           (1)  representation or advice, or

                                           (2)  warranty or guarantee as to the
                                                performance of any investment;

                                      l.   loss due to liability resulting from
                                           disclosure of or acting on material
                                           nonpublic information;

                                      m.   loss resulting from transactions in a
                                           customer's account, whether
                                           authorized or unauthorized, except
                                           loss resulting from the unlawful
                                           withdrawal and conversion of MONEY,
                                           SECURITIES or precious metals
                                           directly from a customer's account
                                           and provided such unlawful withdrawal
                                           and conversion is covered under
                                           INSURING CLAUSE 1; or

                                      n.   loss caused by any natural person,
                                           partnership or corporation engaged by
                                           the ASSURED to perform data
                                           processing services.

Specific Exclusions -            3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clause 1.                             a.   loss caused by a PARTNER or EMPLOYEE
                                           provided, however, this Section 3.a.
                                           shall not apply to loss covered under
                                           INSURING CLAUSE 2. or 3. which
                                           results directly from misplacement,
                                           mysterious unexplainable
                                           disappearance, or damage or
                                           destruction of PROPERTY;

                                      b.   loss through the surrender of
                                           property away from premises of the
                                           ASSURED as a result of a threat:

                                           (1)  to do bodily harm to any person,
                                                except loss of PROPERTY in
                                                transit in the custody of any
                                                natural person acting as
                                                messenger of the ASSURED,
                                                provided that when such transit
                                                was initiated there was no
                                                knowledge by the ASSURED of any
                                                such threat, or

                                           (2)  to do damage to the premises or
                                                PROPERTY of the ASSURED;


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 13 of 20

CONDITIONS AND LIMITATIONS

Specific Exclusions -                 c.   loss resulting from payments made or
Applicable To All Insuring                 withdrawals from any account
Clauses Except Insuring                    involving erroneous credits to such
Clause 1.                                  account, unless such payments or
(continued)                                withdrawals are physically received
                                           by such depositor or representative
                                           of such depositor who is within the
                                           office of the ASSURED at the time of
                                           such payment or withdrawal, or except
                                           when covered under INSURING CLAUSE
                                           1.;

                                      d.   loss involving any UNCERTIFICATED
                                           SECURITY provided, however, this
                                           Section 3.d. shall not apply to
                                           INSURING CLAUSE 7.;

                                      e.   loss of property while in the mail;

                                      f.   damages resulting from any civil,
                                           criminal or other legal proceeding in
                                           which the ASSURED is adjudicated to
                                           have engaged in racketeering
                                           activity. For the purposes of this
                                           Section 3.f., "racketeering activity"
                                           is defined in 18 United State Code
                                           1961 et seq., as amended;

                                      g.   loss resulting from the failure for
                                           any reason of a financial or
                                           depository institution, its receiver
                                           or other liquidator to pay or deliver
                                           funds or PROPERTY to the ASSURED
                                           provided, however, this Section 3.g.
                                           shall not apply to SECURITIES covered
                                           under INSURING CLAUSE 2.a.;

                                      h.   loss of PROPERTY while in the custody
                                           of a TRANSPORTATION COMPANY provided,
                                           however, this Section 3.h. shall not
                                           apply to INSURING CLAUSE 3.;

                                      i.   loss resulting from entries or
                                           changes made by a natural person with
                                           authorized access to a COMPUTER
                                           SYSTEM who acts in good faith on
                                           instructions, unless such
                                           instructions are given to that person
                                           by a software contractor or its
                                           partner, officer, or employee
                                           authorized by the ASSURED to design,
                                           develop, prepare, supply, service,
                                           write or implement programs for the
                                           ASSURED'S COMPUTER SYSTEM;

                                      j.   loss resulting directly or indirectly
                                           from the input of data into a
                                           COMPUTER SYSTEM terminal device,
                                           either on the premises of a customer
                                           of the ASSURED or under the control
                                           of such a customer, by a customer or
                                           other person who had authorized
                                           access to the customer's
                                           authentication mechanism;

                                      k.   loss resulting from the use of
                                           credit, debit, charge, access,
                                           convenience, identification, cash
                                           management or other cards whether
                                           such cards were issued, or purport to
                                           have been issued, by the ASSURED or
                                           by anyone other than the ASSURED;

                                      l.   loss involving items of deposit which
                                           are not finally paid for any reason
                                           including, but not limited to,
                                           forgery or any other fraud;

                                      m.   loss caused by any agent, broker,
                                           factor, commission merchant,
                                           independent contractor, intermediary,
                                           finder or other representative of the
                                           same general character of the
                                           ASSURED; or

                                      n.   loss caused by any employee, agent,
                                           broker, factor, commission merchant,
                                           independent contractor, intermediary,
                                           finder or other representative of the
                                           same general character of any third
                                           party, while conducting business with
                                           the ASSURED on behalf of such third
                                           party.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 14 of 20

CONDITIONS AND LIMITATIONS
(continued)

Specific Exclusions -            4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clauses 1., 4., And 5.                a.   loss resulting from the complete or
                                           partial non-payment of or default on
                                           any LOAN whether such LOAN was
                                           procured in good faith or through
                                           trick, artifice, fraud or false
                                           pretenses provided, however, this
                                           Section 4.a. shall not apply to
                                           INSURING CLAUSE 7;

                                      b.   loss resulting from forgery or any
                                           alteration;

                                      c.   loss involving a counterfeit
                                           provided, however, this Section 4.c.
                                           shall not apply to INSURING CLAUSE 6;
                                           or

                                      d.   loss resulting from any TRADE
                                           provided, however, this Section 4.d.
                                           shall not apply to INSURING CLAUSE 7.

Limit Of Liability               5.   The COMPANY'S total cumulative liability
                                      for all SINGLE LOSS of all ASSUREDS
Aggregate Limit Of                    discovered during the BOND PERIOD shall
Liability                             not exceed the AGGREGATE LIMIT OF
                                      LIABILITY as stated in ITEM 2. of the
                                      DECLARATIONS. Each payment made under the
                                      terms of this Bond shall reduce the unpaid
                                      portion of the AGGREGATE LIMIT OF
                                      LIABILITY until it is exhausted.

                                      On exhausting the AGGREGATE LIMIT OF
                                      LIABILITY by such payments:

                                      a.   the COMPANY shall have no further
                                           liability for loss or losses
                                           regardless of when discovered and
                                           whether or not previously reported to
                                           the COMPANY, and

                                      b.   the COMPANY shall have no obligation
                                           under General Agreement E. to
                                           continue the defense of the ASSURED,
                                           and on notice by the COMPANY to the
                                           ASSURED that the AGGREGATE LIMIT OF
                                           LIABILITY has been exhausted, the
                                           ASSURED shall assume all
                                           responsibility for its defense at its
                                           own cost.

                                      The unpaid portion of the AGGREGATE LIMIT
                                      OF LIABILITY shall not be increased or
                                      reinstated by any recovery made and
                                      applied in accordance with Section 11. In the event that a loss of PROPERTY is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF
                                      LIABILITY.

Single Loss Limit Of                  The COMPANY'S liability for each SINGLE
Liability                             LOSS shall not exceed the applicable
                                      SINGLE LOSS LIMIT OF LIABILITY as stated
                                      in ITEM 3. of the DECLARATIONS or the
                                      unpaid portion of the AGGREGATE LIMIT OF
                                      LIABILITY, whichever is less. If a Single
                                      Loss is covered under more than one
                                      INSURING CLAUSE, the maximum payable shall
                                      not exceed the largest applicable SINGLE
                                      LOSS LIMIT OF LIABILITY.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 15 of 20

CONDITIONS AND LIMITATIONS
(Continued)

Discovery                        6.   This Bond applies only to loss first
                                      discovered by an officer of the ASSURED
                                      during the BOND PERIOD. Discovery occurs
                                      at the earlier of an officer of the
                                      ASSURED being aware of:

                                      a.   facts which may subsequently result
                                           in a loss of a type covered by this
                                           Bond, or

                                      b.   an actual or potential claim in which
                                           it is alleged that the ASSURED is
                                           liable to a third party,

                                      regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the FINANCIAL INTEREST IN THE ASSURED, or the exact amount or details of loss may not then be known.

Notice To Company - Proof -      7.   a.   The ASSURED shall give the COMPANY
Legal Proceedings Against                  notice at the earliest practicable
Company                                    moment, not to exceed sixty (60) days
                                           after discovery of a loss, in an
                                           amount that is in excess of 50% of
                                           the applicable DEDUCTIBLE AMOUNT, as
                                           stated in ITEM 3. of the
                                           DECLARATIONS.

                                      b.   The ASSURED shall furnish to the
                                           COMPANY proof of loss, duly sworn to,
                                           with full particulars, within six (6)
                                           months after such discovery.

                                      c.   CERTIFICATED SECURITIES listed in a
                                           proof of loss shall be identified by
                                           certificate or bond numbers, if
                                           issued with them.

                                      d.   Legal proceedings for the recovery of
                                           any loss under this Bond shall not be
                                           brought prior to the expiration of
                                           sixty (60) days after the proof of
                                           loss is filed with the COMPANY or
                                           after the expiration of twenty-four
                                           (24) months from the discovery of
                                           such loss.

                                      e.   This Bond affords coverage only in
                                           favor of the ASSURED. No claim, suit,
                                           action or legal proceeding shall be
                                           brought under this Bond by anyone
                                           other than the ASSURED.

Deductible Amount                8.   The COMPANY shall be liable under this
                                      Bond only for the amount by which any
                                      SINGLE LOSS is greater than the applicable
                                      DEDUCTIBLE AMOUNT as stated in ITEM 3. of
                                      the DECLARATIONS, and is equal to or less
                                      than the applicable SINGLE LOSS LIMIT OF
                                      LIABILITY. The DEDUCTIBLE AMOUNT is in
                                      addition to the FINANCIAL INTEREST IN THE
                                      ASSURED as stated in Section 1.h.

Valuation                        9.   The value of any loss of PROPERTY
                                      consisting of books of account or other
Books Of Account Or Other             records used by the ASSURED in the conduct
Records                               of its business shall be the amount paid
                                      by the ASSURED for blank books, blank
                                      pages, or other materials which replace
                                      the lost books of account or other
                                      records, plus the cost of labor paid by
                                      the ASSURED for the actual transcription
                                      or copying of data to reproduce such books
                                      of account or other records.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 16 of 20

CONDITIONS AND LIMITATIONS
(Continued)

Loan The value of any loss or that portion of any loss resulting from a LOAN shall be the amount actually disbursed by the ASSURED to a borrower under such LOAN reduced by all amounts including, but not limited to, interest and fees received by the ASSURED under all LOANS to such borrower, whether or not part of any claim under this Bond.

Money                                 Any loss of MONEY, or loss payable in
                                      MONEY, shall be paid in the MONEY of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

Other Property                        The value of any loss of PROPERTY, other
                                      than as stated above, shall be the actual
                                      cash value or the cost of repairing or
                                      replacing such PROPERTY with property of
                                      like quality and value, whichever is less.

Securities                            The value of any loss of SECURITIES shall
                                      be the average market value of such
                                      SECURITIES on the business day immediately
                                      preceding discovery of such loss provided,
                                      however, that the value of any SECURITIES
                                      replaced by the ASSURED, with the consent
                                      of the COMPANY and prior to the settlement
                                      of any claim for them, shall be the actual
                                      market value at the time of replacement.
                                      In the case of a loss of interim
                                      certificates, warrants, rights or other
                                      SECURITIES, the production of which is
                                      necessary to the exercise of subscription,
                                      conversion, redemption or deposit
                                      privileges, the value of them shall be the
                                      market value of such privileges
                                      immediately preceding their expiration if
                                      said loss is not discovered until after
                                      their expiration. If no market price is
                                      quoted for such SECURITIES or for such
                                      privileges, the value shall be fixed by
                                      agreement of the parties.

Set-Off                               Any loss covered under INSURING CLAUSE
                                      1.A. shall be reduced by a set-off
                                      consisting of the amount owed to the
                                      EMPLOYEE causing the loss, whether or not assigned to another.

Trade The value of any loss or that portion of any loss resulting from a TRADE shall be reduced by the amount of commission and other amounts received by the ASSURED as a result of such TRADE.

Securities Settlement            10.  In the event of a loss of SECURITIES
                                      covered under this Bond, the COMPANY may,
                                      at its sole discretion, purchase
                                      replacement SECURITIES, tender the value
                                      of the SECURITIES in MONEY, or issue its
                                      indemnity to effect replacement
                                      SECURITIES.

                                      The indemnity required from the ASSURED
                                      under the terms of this Section against
                                      all loss, cost or expense arising from the replacement of SECURITIES by the COMPANY'S indemnity shall be:

                                      a.   for SECURITIES having a value less
                                           than or equal to the applicable
                                           DEDUCTIBLE AMOUNT - one hundred
                                           (100%) percent;

                                      b.   for SECURITIES having a value in
                                           excess of the applicable DEDUCTIBLE
                                           AMOUNT but within the SINGLE LOSS
                                           LIMIT OF LIABILITY - the percentage
                                           that the DEDUCTIBLE AMOUNT bears to
                                           the value of the SECURITIES;


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 17 of 20

CONDITIONS AND LIMITATIONS

Securities Settlement                 c.   for SECURITIES having a value greater
(continued)                                than the applicable SINGLE LOSS LIMIT
                                           OF LIABILITY - the percentage that
                                           the DEDUCTIBLE AMOUNT and portion in
                                           excess of the SINGLE LOSS LIMIT OF
                                           LIABILITY bears to the value of the
                                           SECURITIES.

                                      The value referred to in Sections 10.a., b., and c. is the value in accordance with
                                      Section 9., Valuation, regardless of the value of such SECURITIES at the time the loss under the COMPANY'S indemnity is sustained.

                                      The COMPANY is not required to issue its indemnity for any portion of a loss of SECURITIES which is not covered by this Bond, however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                      The ASSURED shall pay the proportion of
                                      the COMPANY'S premium charge for the
                                      COMPANY'S indemnity as set forth in
                                      Sections 10.a., b., and c. No portion of the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement SECURITIES.

Subrogation -                    11.  In the event of a payment under this Bond,
Assignment - Recovery                 the COMPANY shall be subrogated to all of
                                      the ASSURED'S rights of recovery against
                                      any person or entity to the extent of such
                                      payment. On request, the ASSURED shall
                                      deliver to the COMPANY an assignment of
                                      the ASSURED'S rights, title and interest
                                      and causes of action against any person or
                                      entity to the extent of such payment.

                                      Recoveries, whether effected by the
                                      COMPANY or by the ASSURED, shall be
                                      applied net of the expense of such
                                      recovery, in the following order:

                                      a.   first, to the satisfaction of the
                                           ASSURED'S covered loss which would
                                           otherwise have been paid but for the
                                           fact that it is in excess of either
                                           the SINGLE LOSS LIMIT OF LIABILITY or
                                           AGGREGATE LIMIT OF LIABILITY,

                                      b.   second, to the COMPANY in
                                           satisfaction of amounts paid in
                                           settlement of the ASSURED'S claim,

                                      c.   third, to the ASSURED in satisfaction
                                           of the applicable DEDUCTIBLE AMOUNT,
                                           and

                                      d.   fourth, to the ASSURED in
                                           satisfaction of any loss suffered by
                                           the ASSURED which was not covered
                                           under this Bond.

                                      Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this Section.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 18 of 20

CONDITIONS AND LIMITATIONS

Subrogation -                         This Bond does not afford coverage in
Assignment - Recovery                 favor of any Depository, and, in the event
(continued)                           of a payment under this Bond, the COMPANY
                                      shall be subrogated to the ASSURED'S
                                      rights of recovery against any Depository.

                                      To the extent that, under the rules of a Depository, the ASSURED is liable to such Depository for a portion of the recovery received by the COMPANY, the COMPANY will reimburse the ASSURED for the ASSURED'S liability for its portion of such recovery up to, but not exceeding, the amount of the loss payment by the COMPANY.

Cooperation Of Assured           12.  At the COMPANY'S request and at reasonable
                                      times and places designated by the
                                      COMPANY, the ASSURED shall:

                                      a.   submit to examination by the COMPANY
                                           and subscribe to the same under oath,
                                           and

                                      b.   produce for the COMPANY'S examination
                                           all pertinent records, and

                                      c.   cooperate with the COMPANY in all
                                           matters pertaining to the loss.

                                      The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination                      13.  This Bond terminates as an entirety on the
                                      earliest occurrence of any of the
                                      following:

                                      a.   immediately on the receipt by the
                                           COMPANY of a written notice from the
                                           ASSURED of its decision to terminate
                                           this Bond, or

                                      b.   immediately on the appointment of a
                                           trustee, receiver or liquidator to
                                           act on behalf of the ASSURED, or the
                                           taking over of the ASSURED by State
                                           or Federal officials, or

                                      c.   immediately on the dissolution of the
                                           ASSURED, or

                                      d.   immediately on the taking over of the
                                           ASSURED by another entity, or

                                      e.   immediately on exhausting the
                                           AGGREGATE LIMIT OF LIABILITY, or

                                      f.   immediately on expiration of the BOND
                                           PERIOD.

                                      This Bond terminates as to any PARTNER or
                                      EMPLOYEE:

                                           (1)  immediately on the ASSURED, or
                                                any of its PARTNERS, directors,
                                                trustees or officers not acting
                                                in collusion with such PARTNER
                                                or EMPLOYEE, learning of any
                                                dishonest act committed by such
                                                PARTNER or EMPLOYEE at any time,
                                                whether in the employment of the
                                                ASSURED or otherwise, whether or
                                                not such act is of the type
                                                covered under this Bond, and
                                                whether against the ASSURED or
                                                any other person or entity, or


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 19 of 20

CONDITIONS AND LIMITATIONS

Termination                                (2)  fifteen (15) days after the
(continued)                                     receipt by the ASSURED of a
                                                written notice from the COMPANY
                                                of its decision to terminate
                                                this Bond as to any PARTNER or
                                                EMPLOYEE.

                                           Termination as to any PARTNER or
                                           EMPLOYEE shall not apply if the
                                           dishonest act occurred prior to the
                                           employment with the ASSURED and
                                           involved less than $10,000.

                                           Such termination, however, is without
                                           prejudice to the loss of any PROPERTY
                                           then in transit in the custody of
                                           such PARTNER or EMPLOYEE.

                                      The COMPANY will mark its records to
                                      indicate that the organizations named in
                                      ITEM 5. of the DECLARATIONS are to be
                                      notified promptly concerning termination or substantial modification of this Bond as an entirety or as to any PARTNER or EMPLOYEE, whether such termination is effected by notice from the ASSURED or by the COMPANY. The COMPANY will use its best efforts to so notify said organizations, but failure to so notify shall not impair or delay the effectiveness of any such termination.

Other Insurance                  14.  Coverage under this Bond shall apply only
                                      as excess over any other valid and
                                      collectible insurance, indemnity or
                                      suretyship obtained by or on behalf of:

                                      a.   the ASSURED, or

                                      b.   a TRANSPORTATION COMPANY, or

                                      c.   another entity on whose premises the
                                           loss occurred or which employed the
                                           person causing the loss or engaged
                                           the messenger conveying the PROPERTY
                                           involved.

Employee Benefit Plans           15.  All of the ASSURED'S employee benefit
                                      plans that qualify under Section 412 of
                                      the Employee Retirement Income Security
                                      Act of 1974 (ERISA), are provided bonding
                                      protection under INSURING CLAUSE 1.,
                                      DISHONESTY, as required under ERISA.

Conformity                       16.  If any limitation within this Bond is
                                      prohibited by any law controlling this
                                      Bond's construction, such limitation shall
                                      be deemed to be amended so as to equal the
                                      minimum period of limitation provided by
                                      such law.

Change Or Modification           17.  This Bond or any instrument amending or
                                      affecting this Bond may not be changed or
                                      modified orally. No change in or
                                      modification of this Bond shall be
                                      effective except when made by written
                                      endorsement to this Bond signed by an
                                      authorized representative of the COMPANY.


Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)                                        Page 20 of 20

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 1

                                                       Bond Number: 81911329

NAME OF ASSURED: HIGHLAND CAPITAL MANAGEMENT, L.P.

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Highland Capital Management, L.P.
Prospect Street High Income Portfolio, Inc.
Prospect Street Income Shares, Inc.
Highland Corporate Opportunities Fund
Restoration Opportunities Fund
Highland Floating Rate Fund
Highland Floating Rate Advantage Fund
Highland Floating Rate, LLC
Highland Institutional Floating Rate Income Fund

This Endorsement applies to loss discovered after 12:01 a.m. on May 2, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: June 15, 2006                     By   ROBERT HAMBURGER
                                           -------------------------------------
                                           Authorized Representative


B-2 Bond
Form 17-02-0949 (Rev. 1-97)                                               Page 1

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No: 2

                                                       Bond Number: 81911329

NAME OF ASSURED: HIGHLAND CAPITAL MANAGEMENT, L.P.

                      AMENDED EXTENDED FORGERY ENDORSEMENT

It is agreed that this Bond is amended by deleting INSURING CLAUSE 5., Extended Forgery, in its entirety and substituting the following:

5.   Extended Forgery

     Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

     a. acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original

          (1)  CERTIFICATED SECURITY,

          (2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

          (3)  EVIDENCE OF DEBT, or

          (4)  INSTRUCTION

          which

          i.   bears a FORGERY, or

          ii.  is fraudulently materially altered, or

          iii. is lost or stolen, or

     b. guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

     c. acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a COUNTERFEIT ORIGINAL.


B-2 Bond
Form 17-02-5497 (Ed. 7-03)                                                Page 1

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

This Endorsement applies to loss discovered after 12:01 a.m. on May 2, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: June 15, 2006                     By   ROBERT HAMBURGER
                                           -------------------------------------
                                           Authorized Representative

B-2 Bond
Form 17-02-5497 (Ed. 7-03)                                                Page 2

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 3

                                                       Bond Number: 81911329

NAME OF ASSURED: HIGHLAND CAPITAL MANAGEMENT, L.P.

                          TEXAS AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended by adding an additional paragraph to
Section 13., Termination, as follows:

     "The COMPANY may not terminate or refuse to renew this Bond solely because the ASSURED is an elected official."

This Endorsement applies to loss discovered after 12:01 a.m. on May 2, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: June 15, 2006                     By   ROBERT HAMBURGER
                                           -------------------------------------
                                           Authorized Representative

State Amendatory-General Use
Form 17-02-1429 (Ed. 1-97)

(CHUBB LOGO)

--------------------------------------------------------------------------------

                                             FEDERAL INSURANCE COMPANY

                                             Endorsement No:   4

                                             Bond Number:      81911329

NAME OF ASSURED:  HIGHLAND CAPITAL MANAGEMENT, L.P.

--------------------------------------------------------------------------------

                          NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Highland Capital Management, L.P.
Prospect Street High Income Portfolio, Inc.
Prospect Street Income Shares, Inc.
Highland Corporate Opportunities Fund
Restoration Opportunities Fund
Highland Floating Rate Fund
Highland Floating Rate Advantage Fund
Highland Floating Rate, LLC
Highland Institutional Floating Rate Income Fund
Highland Funds I (Highland Equity Opportunities Fund)
Highland Credit Strategies Fund

This Endorsement applies to loss discovered after 12:01 a.m. on May 2, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.



Date:  July 5, 2006                 By /s/ ROBERT HAMBURGER
                                       -----------------------------------------
                                             Authorized Representative

                                                       FEDERAL INSURANCE COMPANY

                                                           Endorsement No: 5 DFI

                                                           Bond Number: 81911329

NAME OF ASSURED: HIGHLAND CAPITAL MANAGEMENT, L.P.

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Highland Capital Management, L.P.
Prospect Street High Income Portfolio, Inc.
Prospect Street Income Shares, Inc.
Highland Corporate Opportunities Fund
Restoration Opportunities Fund
Highland Floating Rate Fund
Highland Floating Rate Advantage Fund
Highland Floating Rate, LLC
Highland Institutional Floating Rate Income Fund
Highland Funds I (Highland Equity Opportunities Fund)
Highland Credit Strategies Fund
Highland Funds I
Highland Equity Opportunities Fund
Highland Credit Strategies Fund
Highland Distressed Opportunities Fund Inc.
Highland High Income Fund
Highland Income Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: December 15, 2006                 By /s/ Robert Hamburger
                                           -------------------------------------
                                           Authorized Representative

B-2 Bond
Form 17-02-0949 (Rev. 1-97)                                               Page 1

                                  CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY
                                        AS MANAGER OF THE MEMBER INSURERS OF THE
                                              CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$-0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                        POLICYHOLDER INFORMATION NOTICE

                        POLICYHOLDER INFORMATION NOTICE

           IMPORTANT NOTICE                         AVISO IMPORTANTE

To obtain information or make a         Para obtener informacion o para someter
complaint:                              una queja:

You may call Chubb's toll-free          Usted puede llamar al numero de telefono
telephone number for information or     gratis de Chubb's para informacion o
to make a complaint at                  para someter una queja al

            1-800-36-CHUBB                           1-800-36-CHUBB

You may contact the Texas Department    Puede comunicarse con el Departamento de
of Insurance to obtain the              Seguros de Texas para obtener
information on companies, coverages,    informacion acerca de companias
rights or complaints at                 coberturas, derechos o quejas al

            1-800-252-3439                           1-800-252-3439

You may write the Texas Department of   Puede escribir al Departamento de
Insurance                               Seguros de Texas

P.O. Box 149104                         P.O. Box 149104
Austin, TX 78714-9104                   Austin TX 78714-9104
Fax # (512) 475-1771                    FAX # (512) 475-1771

PREMIUM OR CLAIM DISPUTES               DISPUTAS SOBRE PRIMAS O RECLAMOS:

Should you have a dispute concerning    Si tiene una disputa concerniente a su
your premium or about a claim you       prima o a un reclamo, debe comunicarse
should contact the agent first. If      con el agente primero. Si no se resueve
the dispute is not resolved, you may    la disputa, puede entonces comunicarse
contact the Texas Department of         con el departamento (TDI).
Insurance.

ATTACH THIS NOTICE TO YOUR POLICY:      UNA ESTE AVISO A SU POLIZA:

This notice is for information only     Este aviso es solo para proposito de
and does not become a part or           informacion y no se convierte en parte o
condition of the attached document.     condicion del documento adjunto.

Texas Policyholder Information Notice
Form 99-10-0299 (Ed. 8-01)

                         POLICYHOLDER INFORMATION NOTICE

           IMPORTANT NOTICE                         AVISO IMPORTANTE

To obtain information or make a         Para obtener informacion o para someter
complaint:                              una queja:

You may call Chubb's toll-free          Usted puede llamar al numero de telefono
telephone number for information or     gratis de Chubb's para informacion o
to make a complaint at                  para someter una queja al

            1-800-36-CHUBB                           1-800-36-CHUBB

You may contact the Texas Department    Puede comunicarse con el Departamento de
of Insurance to obtain the              Seguros de Texas para obtener
information on companies, coverages,    informacion at acerca de companias
rights or complaints                    coberturas, derechos o quejas al

            1-800-252-3439                           1-800-252-3439

You may write the Texas Department of   Puede escribir al Departamento de
Insurance                               Seguros de Texas

P.O. Box 149104                         P.O. Box 149104
Austin, TX 78714-9104                   Austin TX 78714-9104
Fax # (512) 475-1771                    FAX # (512) 475-1771

PREMIUM OR CLAIM DISPUTES               DISPUTAS SOBRE PRIMAS O RECLAMOS:

Should you have a dispute concerning    Si tiene una disputa concerniente a su
your premium or about a claim you       prima o a un reclamo, debe comunicarse
should contact the agent first. If      con el agente primero. Si no se resueve
the dispute is not resolved, you may    la disputa, puede entonces comunicarse
contact the Texas Department of         con el departamento (TDI).
Insurance.

ATTACH THIS NOTICE TO YOUR POLICY:      UNA ESTE AVISO A SU POLIZA:

This notice is for information only     Este aviso es solo para proposito de
and does not become a part or           informacion y no se convierte en parte o
condition of the attached document.     condicion del documento adjunto.

Texas Policyholder Information Notice
Form 99-10-0299 (Ed. 8-01)